Exhibit 99.1

TurboGen Completes Assembly of First TR2000 20kW Combined Heat and Power System for Use in Defense and Civilian Markets

PETAH TIKVA, Israel, Nov. 03, 2026 (GLOBE NEWSWIRE) -- TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) (“TurboGen” or the “Company”), a developer of combined heat and power systems based on multifuel microturbines, today announces that it has completed the first assembly of its propriety TR2000 system, a 20 kilowatt (“kW”) unit designed for defense applications as well as residential buildings and other civilian projects. Upon completion of the TR2000 system’s assembly, the Company began testing the system internally.

“Completing the first TR2000 system turns our 20kW design into a working system” said Yaron Gilboa, TurboGen’s Chief Executive Officer. “We anticipate continued testing, certifications, and demonstrations as these units are assembled and marketed. We look forward to providing updates on our progress as we move TurboGen closer to revenue generation.”

About TurboGen

Founded in response to technologically address the threat of climate change and the lack of grid capacity, TurboGen Ltd. (NASDAQ:TRBG) (TASE:TURB) develops combined heat and power systems based on multifuel microturbines. These microturbines are used for local electricity, energy, and heat production. To learn more, please visit: https://turbogenchp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, TurboGen is using forward looking statements in this press release when it discusses the successful assembly of its TR2000 system; the potential benefits to the Company as a result of this assembly; the potential applicability of the TR2000 system to defense, residential and civilian projects; the anticipated continued testing, certifications and demonstrations of the units; and providing updates as TurboGen moves closer to revenue generation. Because such statements deal with future events and are based on TurboGen’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of TurboGen could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2026. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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